                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              [AMENDMENT NO. 2 TO]

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                            INTERCHANGE MEDICAL, INC.
                 (Name of Small Business Issuer in its charter)


            Florida                                         65-0908988
-------------------------------                        ----------------------
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                         Identification Number)



2821 East Commercial Blvd., Suite 201, FT. Lauderdale, Florida       33308
--------------------------------------------------------------     ----------
         (Address of principal executive offices)                  (Zip Code)

       Registrant's telephone number, including area code: (954) 229-0900


           Securities to be registered under Section 12(b) of the Act:

                                      None

           Securities to be registered under Section 12(g) of the Act:

                    Common Stock, $.0001 par value per share
                                (Title or class)

                                TABLE OF CONTENTS

                                                                        Page
                                                                        ----

PART I

ITEM 1.   DESCRIPTION OF BUSINESS.....................................   1

ITEM 2.   PLAN OF OPERATION...........................................   4

ITEM 3.   DESCRIPTION OF PROPERTY.....................................   6

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN
          BENEFICIAL OWNERS AND MANAGEMENT............................   7

ITEM 5.   MANAGEMENT..................................................   8

ITEM 6.   EXECUTIVE COMPENSATION......................................   9

ITEM 7.   CERTAIN RELATIONSHIPS AND
          RELATED TRANSACTIONS........................................  10

ITEM 8.   DESCRIPTION OF SECURITIES...................................  11

PART II

ITEM 1.   MARKET FOR COMMON EQUITY AND RELATED
          STOCKHOLDER MATTERS.........................................  12

ITEM 2.   LEGAL PROCEEDINGS...........................................  12

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH
          ACCOUNTANTS ON ACCOUNTING AND
          FINANCIAL DISCLOSURE........................................  12

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.....................  12

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS...................  13

PART F/S

ITEM 1.   FINANCIAL STATEMENTS AND EXHIBITS...........................  15

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

OVERVIEW

         Interchange Medical, Inc. is a development stage company, incorporated in the state of Florida in April 1999. Since inception we have been engaged in the development of online prescription delivery. We plan to commence operations in Puerto Rico in the first quarter of 2002. Our principal office is located at 2821 East Commercial Boulevard, Suite 201, Fort Lauderdale, Florida 33308. Our web site address is www.interchangemedical.com.

         We plan to provide a modern alternative to the current method of obtaining prescribed medications by allowing physicians to place prescription orders on a computer terminal at their office, which will be processed by our network, filled by an independent pharmacy and delivered directly to the patient's home or office the next day. [THE DELIVERY OF PRESCRIPTION DRUGS WILL BE DONE THROUGH EITHER OUR OWN DRIVER(S) OR BY AN INDEPENDENT PHARMACY'S DRIVERS.]

STRATEGY

         We want to become a leader in physician-pharmacy online prescription delivery. Using the Internet and personal delivery service, we believe prescribed drugs can be quickly dispensed and promptly delivered to the patients' homes or workplace.

         We will [INITIALLY] attempt to provide Internet access for physician offices and recruit independent pharmacies and drug providers to fill prescriptions [IN PUERTO RICO]. We believe that this program will be attractive to independent pharmacies that are unable to compete with large pharmacies, such as Walgreens, Eckerd Drugs, CVS and RiteAid. [DEPENDENT ON OUR SUCCESS IN PUERTO RICO, WE MAY EXPAND OUR OPERATIONS TO OTHER LOCATIONS.]

OPERATIONS

         We are a developmental company. While we have not commenced business operations, we have developed a point-of-care software system and have established a secured communication infrastructure to send and receive prescriptions from doctors and direct the prescriptions over a secured Internet site (interchangemedical.com) to independent pharmacies.

         We have developed a secured Internet/ Intranet web site known as the point-of-care system ("POC") which every physician, clinic, and pharmacy participating in our program will have access to free of charge. The POC connects to a virtual private network ("VPN") enabling participating physicians to connect directly to our data center through a secure Internet connection. A user may access our system only after entering a password, security code, and personal identification number.

         Once on our system, a physician or nurse will be able place a patient's prescription quickly and efficiently by entering the patient's name, address, phone number, requested medication, units of measure, insurance information, and other necessary information. The patient will have a choice of payment methods and the ability to elect to have the prescription filled with either brand name or generic drugs. Once the information is entered the medication is ordered by clicking on the send button. This feature will automatically forward the order to our data center.

         When the order arrives at our data center it will be authenticated. We will forward the prescription information to the patient's insurer and receive an authorization number and the amount of the patient's co-payment (if any). As soon as the authentication is complete, our data center will provide the address of the nearest independent pharmacy capable of filling the prescription. We will then send that independent pharmacy the patient's prescription over the VPN. The prescription, when received by the independent pharmacy, will appear on the pharmacy's POC terminal. Upon receipt, the pharmacy will fill the prescription and deliver it to the patient using their local delivery service. The patient will receive their prescription either at home or work through same day or overnight delivery service. The delivery service is responsible for collecting the patient's co-pay and the balance is collected later from the patient's insurance company.

         We intend to generate revenue through revenue sharing agreements with participating independent pharmacies. In addition, we anticipate generating revenues from charges earned on claim processing, and from banner and educational advertising on the VPN.

         We plan to take the steps necessary to bring the VPN and POC systems online by the first quarter 2002. We hope to commence the testing of the system in Puerto Rico shortly thereafter. Once our system is operational, we will seek to develop a business relationship with a computer supplier and Internet service provider, and to lease or purchase servers, communication lines, routers, hubs, personal computer workstations, printers, third party software applications and operating systems. We also intend to actively seek relationships with doctors and pharmacies, which we need to establish our distribution network. We do not anticipate any future research and development costs within the next 12 months.

         [IN NOVEMBER 2001 WE COMPLETED THE DEVELOPMENT OF OUR PHARMACY MANAGEMENT SOFTWARE. WE ARE CURRENTLY TESTING THE SOFTWARE PROGRAM TO ENSURE THAT THERE ARE NO OPERATIONAL ERRORS. WHILE ENSURING THE PROGRAM IS WORKING PROPERLY, WE ARE DEVELOPING THE WEB ENABLED SECURED COMMUNICATIONS ASPECT OF OUR SYSTEM. IN DECEMBER 2001 WE WILL BE TRAVELING TO PUERTO RICO AND BEGIN WORKING THE DETAILS OF OUR INTERNET COMMUNICATIONS (DIAL-UP) FUNCTIONS WITH NATIONAL AND LOCAL INTERNET SERVICE PROVIDERS. AT THE SAME TIME, WE WILL BE MEETING WITH ONE OR TWO INDEPENDENT PHARMACIES AND SEVERAL LOCAL PHYSICIANS TO PLAN A BETA INSTALLATION FOR THE FIRST QUARTER OF 2002, FOLLOWED BY EXPANSION INTO FULL PRODUCTION CAPACITY. DURING OUR VISIT IN PUERTO RICO, WE WILL BE INTERVIEWING DRIVERS FOR DELIVERY OF THE PRESCRIPTION DRUGS.

RESEARCH AND DEVELOPMENT


         As a development stage company, we have, since inception, used substantially all of our resources to develop our software system and establish a secured communication infrastructure. As of this date we are not certain as to whether these costs will be directly born by any customer. The amount spent, if quantified, is for the most part equal to our accrued salaries of $957,505.

GOVERNMENT REGULATION

         The prescription drug and pharmacy business is subject to extensive federal, state and local regulations. However, we believe that we are not subject to most of the regulatory obligations because we will only provide ancillary services to doctors and pharmacies. Pursuant to the Omnibus Budget Reconciliation Act of 1990 and related state and local regulations, the pharmacists we work with will be required to offer counseling, without additional charge, to our customers about medication, dosage, delivery systems, common side effects, adverse effects or interactions and therapeutic contraindications, proper storage, prescription refill, and other information deemed significant by the pharmacists.

         Pharmacies are subject to requirements under the Controlled Substances Act and federal Drug Enforcement Agency regulations, as well as related state and local laws and regulations, relating to pharmacy operations, including registration, security, record keeping, and reporting requirements related to the purchase, storage and dispensing of controlled substances, prescription drugs, and certain over-the-counter drugs.

         The U.S. House of Representatives Committee on Commerce and the General Accounting Office are currently investigation online pharmacies and online prescribing, especially focused on those who prescribe drugs online and on pharmacies that fill invalid prescriptions, including those that are written online. The committee requested that the General Accounting Office undertake a formal review of a number of issues pertaining to online pharmacies, including an assessment of mechanisms to ensure that online pharmacies are obeying the various state and federal regulations for the industry. Since we do not prescribe drugs nor fill prescriptions, we believe that our business will not be negatively affected by regulations resulting from the investigations. We may be subject to increased reporting and monitoring requirements.

         The National Association of Boards of Pharmacy (NABP), a coalition of state pharmacy boards, is in the process of developing a program, the Verified Internet Pharmacy Practice Sites (VIPPS), as a mode for self-regulation for online pharmacies.

         Legislation and regulations currently being considered at the federal and state level could affect our business, including legislation or regulations relating to confidentiality of patient records, electronic access and storage. In addition, various state legislatures are considering new legislation related to the regulation of nonresident pharmacies. The Health Insurance Portability and Accountability Act of 1996 mandates the use of standard transactions, standard identifiers, security and other provisions. [THE HEALTH INSURANCE PORTABILITY AND ACCOUNTABILITY ACT OF 1996 IS DESIGNED TO ENSURE THAT PATIENT'S INFORMATION IS ELECTRONICALLY PORTABLE WHILE GUARANTEEING ITS SECURITY IN STORAGE, EXCHANGE AND TRANSMISSION. SINCE OUR SYSTEM WILL UTILIZE A SECURED COMMUNICATIONS PROTOCOL BETWEEN PHYSICIANS AND PHARMACIES WHILE MAINTAINING A PRIVACY

POLICY THAT DISCLOSES TO THE PATIENT THAT WE WILL NOT SHARE NOR DISCLOSE THEIR MEDICAL AND DRUG HISTORY INFORMATION WITHOUT THEIR CONSENT, THE HEALTH INSURANCE PORTABILITY AND ACCOUNTABILITY ACT OF 1996 SHOULD NOT HAVE ANY ADVERSE EFFECT ON OUR BUSINESS.]

         Although the FDA does not regulate the practice of pharmacy, other than pharmacy compounding, which we will not engage in, FDA regulations may impact some of our service offerings because the FDA regulates drug advertising and promotion, including direct-to-consumer advertising, done by or on behalf of drug manufacturers and marketers. If we expand our services, we may be subject to FDA regulation.

         The inclusion of prescription drugs as a Medicare benefit has been the subject of numerous bills in the U.S. Congress. Should legislation on prescription drug coverage for Medicare recipients be enacted into law, we would be subject to compliance with any corresponding rules and regulations.

         Until recently, Health Care Financing Administration guidelines prohibited transmission of Medicare eligibility information over the Internet. We are also subject to extensive regulation relating to the confidentiality and release of patient records. Additional legislation governing the distribution of medical records exists or has been proposed at both the state and federal level.

MATERIAL AGREEMENTS

         To date, we have not reached any agreements or business relationships with doctors, pharmacies or computer suppliers. Our business will fail if we are unable to develop these relationships.

ITEM 2. PLAN OF OPERATION.

         As a development stage company, we have incurred a net loss from inception through August 31, 2001 of approximately $1,053,311. [OUR OPERATING LOSS FOR THE YEAR ENDED DECEMBER 31, 1999 AND YEAR ENDED DECEMBER 31, 2000 WAS $181,294 AND $490,969, RESPECTIVELY. THE OPERATING LOSS FOR THE 8 MONTH PERIOD ENDED AUGUST 31, 2001 WAS $381,048.] Since our organization in April 1999 we have remained a developmental stage company with all of our resources being used to develop our software system and establish a secured communication infrastructure. These activities have been handled by our chairman, executive vice president and several employees and consultants. Cash compensation has been accrued for their services.

         We anticipate that testing of our system will initially be made in Puerto Rico commencing in the first quarter of 2002.

         We cannot provide assurances that we will be able to successfully implement our business strategy or penetrate the pharmacy market or attain a wide following for our services, or that we will ever attain a level of profitability. In addition, we remain subject to all the risks inherent in a start-up enterprise. Our prospects must be considered in light of the numerous risks, expenses, delays, problems frequently encountered in the establishment of a new business in industries characterized by emerging markets and intense competition.

         As of August 31, 2001, we had existing cash reserves of $6,256. Since inception we have been dependent upon proceeds from the sale of our securities and advances from our chief executive officer to maintain our operations. We believe that in order to satisfy our cash requirements necessary to facilitate our business plan and commence our operations over the next 12 months we will need to raise capital through third party financing or a private placement of our securities. We plan on entering into a relationship with a computer supplier and Internet service provider in order to establish a line of communication with doctors. We intend to lease or purchase servers, communication lines, routers, hubs, personal computer workstations, printers, third party software applications and operating systems to create our communication infrastructure. We also intend to actively seek relationships with doctors and pharmacies, which we need to establish our distribution network. We do not anticipate any future research and development costs within the next 12 months.

         To commence our business operations we will need to add employees at various positions, including, but not limited to, technical, programming, network administration and general administration. We will also attempt to out service a number of activities such as computer hardware maintenance, on-sight computer installation and personal pharmaceutical delivery.


         While our current cash reserves should be adequate to fund operations through December 31, 2001, we will need additional financing to facilitate our business plan. Subject to availability of funding our burn rate for the next 12 months should be about $8,000 per month. As such our needs for the next 12 months is approximately $100,000. Our chief executive officer intends to provide loans to our company to support operations. In addition, we intend to raise additional financing through the private placement of our common stock.


EMPLOYEES

         We have four employees [. THREE OF THESE EMPLOYEES ALSO SERVE AS EXECUTIVE OFFICERS. OUR REMAINING EMPLOYEE IS OUR KEY EMPLOYEE. ALL] employees serve part time[, CONTRIBUTING APPROXIMATELY 20 HOURS PER WEEK OF SERVICES SINCE OUR INCEPTION]. We will need to hire additional employees to facilitate our business plan. [DR. MORADI, OUR CHIEF EXECUTIVE OFFICER, SERVES OUR COMPANY IN THREE SPECIFIC AREAS: TECHNICAL RESEARCH, MARKETING RESEARCH AND BUSINESS MANAGEMENT. HE IS PRINCIPALLY RESPONSIBLE FOR OUR TECHNICAL DESIGN, USER INTERFACE, PRODUCT SPECIFICATIONS, COMMUNICATIONS PROTOCOL, APPLICATION WORKFLOW, SECURITY ISSUES, LEGAL, MEDICAL, AND PHARMACEUTICALS MATTERS. DR. MORADI IS WORKING WITH PUERTO RICAN AUTHORITIES TO PROMOTE OUR BUSINESS MODEL, WHILE MEETING WITH THE PHYSICIANS AND LOCAL INDEPENDENT PHARMACIES ENCOURAGING THEM TO BECOME A PART OF OUR NETWORK. IN ADDITION, HE CONTROLS ALL BUSINESS PLANNING, MARKET RESEARCH, AND ACCOUNTING AND LEGAL MATTERS TO ENSURE COMPLIANCE AND DISCLOSURES ARE PREPARED IN ACCORDANCE WITH FEDERAL, STATE AND LOCAL LAWS.]

COMPETITION

         The online pharmacy business is highly competitive. We will compete with retail, mail order and web sites including, but not limited to, rx.com, drugstore.com and walgreens.com. [THESE COMPETITORS HAVE GREATER NAME RECOGNITION, LONGER OPERATING HISTORIES, LARGER CUSTOMER BASES AND SIGNIFICANTLY GREATER FINANCIAL, TECHNICAL, MARKETING, PUBLIC RELATIONS, SALES, DISTRIBUTION AND OTHER RESOURCES THAN WE DO.] We intend to establish a niche market, in locations such as Puerto Rico, with independent pharmacies so we can avoid competing directly with our larger competitors. [IN PUERTO RICO, AFTER TWO YEARS OF RESEARCH, WE HAVE NOT ENCOUNTERED ANY COMPANY WITH A BUSINESS PLAN SIMILAR TO OUR BUSINESS MODEL. DUE TO AN AGGRESSIVE AND STRONG FOOTHOLD OF WALGREENS, MANY SMALLER INDEPENDENT PHARMACIES IN PUERTO RICO HAVE BEGUN TO FEEL THE THREAT OF LOSING THEIR BUSINESS. WE BELIEVE OUR BUSINESS MODEL MAY ENABLE THESE SMALLER, INDEPENDENT PHARMACIES TO MAINTAIN THEIR INDEPENDENCE. WE BELIEVE OUR BUSINESS MODEL WILL HAVE, AT LEAST INITIALLY, LIMITED COMPETITION IN PUERTO RICO. HOWEVER, THERE ARE NO ASSURANCES THAT OUR BUSINESS MODEL AND TECHNOLOGY WILL NOT BE DUPLICATED.]

ITEM 3. DESCRIPTION OF PROPERTY.

         We do not own or lease any real property. We currently maintain our offices at 2821 East Commercial Boulevard, Suite 201, Fort Lauderdale, Florida 33308. We currently occupy this space on a month to month basis for $200 per month. We lease this space from g4, Inc., [A] company [WHOLLY OWNED BY] our chief executive officer.

         We plan to lease facilities in California and Puerto Rico by first quarter 2002 as our business develops.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth certain information as of the date of this registration statement regarding beneficial ownership of our common stock by (1) each stockholder known by us to be the beneficial owner of more than 5% of our common stock, (2) by each director and executive officer and (3) by all executive officers and directors as a group. Each of the persons named in the table has sole voting and investment power with respect to common stock beneficially owned.

                                               Number of           Percentage of
Name and Address                             Shares Owned          Shares Owned
----------------                             ------------          ------------

Ahmad Moradi[, CEO]
2821 E. Commercial Blvd., Suite 201
Fort Lauderdale, FL 33308                       3,250,000               43.3%

Donald S. Smith[, EVP]
18691 Plumosa Street
Fountain Valley, CA 92708                         410,000                5.5%

Richard Paull[, COMPTROLLER]
12783-A Forest Boulevard
Wellington, FL 33308                               60,000                *

Solomon Holdings(1)
P.O. Box F42222
Freeport, Bahamas                                 500,000                6.7%

Arshia Mehin
9512 Milden Street
La Mesa, CA 91942                                 500,000                6.7%

Robert Kelner
10 Fairfield Drive, Suite 207
Deerfield Beach, FL 33441                         500,000                6.7%

Steve Krause
100 East Linton Blvd.
Delray Beach, FL 33483                            498,000                6.6%

Jeffrey C. Fernyhough
144 Alexander Road
Boca Raton, FL 33432                              473,000                6.3%

Officers and Directors
   as a group (3 persons)                       3,720,000               49.6%

*       Less than 1%
(1)     Principal of Solomon Holdings is William Tessaro.

ITEM 5. MANAGEMENT.

OFFICERS AND DIRECTORS

         The following table sets forth certain information concerning each of our directors and executive officers:

Name                         Age                     Positions Held
----                         ---                     --------------

Ahmad Moradi                 46          Chairman of the Board of Directors,
                                         Chief Executive Officer, President

Donald S. Smith              37          Executive Vice President of Technology
                                         Development

Richard Paull                46          Comptroller

Key Employees:

Daniel C. Milius             33          Director of Pharmacy Operations

         AHMAD MORADI has served as our [CHIEF EXECUTIVE OFFICER], president and director since inception in April 1999. He has 20 years of experience in information technology, communications, software development, marketing, business management, mergers, acquisitions and managing public corporations. [SINCE 1992 HE HAS SERVED AS PRESIDENT AND IS THE SOLE SHAREHOLDER] of g4, Inc., an information technology and business strategy growth consulting firm serving Fortune 500 and small companies worldwide. In addition, [SINCE SEPTEMBER 1997] Dr. Moradi [HAS SERVED] as CEO of Biomed Research Technologies, Inc., a biomedical technology company. [DR. MORADI ALSO CURRENTLY SERVES AS CHAIRMAN AND CEO OF NETSTAIRS.COM, INC. AND MAXWELL RAND, INC., TWO DEVELOPMENT STAGE COMPANIES. FROM AUGUST 1998 THROUGH JULY 2000 HE WAS CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF WORLDCAST INTERACTIVE, A COMPANY THAT PROVIDED TELEPHONIC AND DATA NETWORKING INFRASTRUCTURE.] Dr. Moradi obtained his undergraduate degree in the fields of mathematics, engineering and international business from Florida Atlantic University. He received a Ph.D. in management information systems from LaSalle University. Dr. Moradi has been inducted in over 20 Who's Who Registries Worldwide.

         DONALD S. SMITH has served as executive vice president of our company since April 1999. He has over 14 years of software development and managerial experience in multi-platform environments for the financial, healthcare, and engineering industries. Presently he serves as software engineering manager of Aqueduct, Inc., an e-commerce service provider. From September 1996 to January 2000 he served as the manager of office applications [FOR] Plaid Brothers Software, a provider of portfolio management software. Mr. Smith obtained his bachelors of science in computer science from California State University Fullerton.

         RICHARD PAULL has been our comptroller since inception in April 1999. He has provided financial consulting services to several publicly held companies during the past 5 years. These companies include, Westmark Group Holding, Inc. and its subsidiary Westmark Mortgage; Netgates, Inc.; and WorldCast Interactive, Inc. (formerly FutureTrak, Inc). Mr. Paull served as the controller of WorldCast from October, 1998 to June, 2000 and was responsible for the company's financial records, setting up policies and procedures, working with the external auditors for the annual audit along with preparing all SEC filings. Since 1996, Mr. Paull has been a principal of R & J Consulting of Palm Beach, Inc., an accounting and tax firm specializing in assisting small to medium sized corporations in obtaining financing from private or public sources. In addition, Mr. Paull currently serves as comptroller of Biomed Research Technologies, Inc. Prior to opening his consulting firm, he worked as a financial consultant to one of Forbes 400 wealthiest individuals overseeing his corporate investments and acquisitions. He worked as an auditor with Grant Thornton, LLP in Boston, Massachusetts from 1983 through 1985. He is an active board member of various non-profit agencies in Palm Beach County. He obtained his masters degree in business administration with a concentration in accounting from Suffolk University in Boston, Massachusetts and a dual bachelor of science and arts in biology and education from Syracuse University.

         DANIEL C. MILIUS has served as our director of pharmacy applications since April 1999. Mr. Milius has served as chief software architect for Gateway Computers' corporate technology division and chief engineer of Gateway Computers' ISP division since April 1999. Mr. Milius has led research efforts and has overseen the design and architecture of Gateway's new Internet appliance produce line. Mr. Milius' efforts at Gateway have required research and design in numerous technologies including Internet transport and security, ASP infrastructure, and wireless technologies. Prior to joining Gateway, Mr. Milius served as director of software development for Plaid Brothers Software, from April 1995 to April 1999, where he served in various capacities, including, director of software development, manager of software development and senior software developer. His experience will be critical to the design, development and deployment of our products and services. Mr. Milius graduated from California State University Long Beach where he received his bachelors of science in computer science.

ITEM 6.  EXECUTIVE COMPENSATION.

         The following table sets forth compensation awarded to, earned by or paid to our chief executive officer and each executive officer whose compensation exceeded $100,000 for the year ended December 31, 2000. [AHMAD MORADI IS CURRENTLY THE ONLY EXECUTIVE OFFICER RECEIVING A SALARY IN EXCESS OF $100,000.] Dr. Moradi's salary for the year ended December 31, 2000 has been accrued. The table excludes 2,000,000 shares of common stock Dr. Moradi received upon inception of our company.

                           SUMMARY COMPENSATION TABLE

                                                                                                  Other Annual
Name and Principal Position          Year             Salary($)             Bonus ($)            Compensation ($)
---------------------------          ----             ---------             ---------            ----------------
Ahmad Moradi, CEO,                   2000            $250,000(1)               [--                  $20,000(2)]
and Chairman                         1999            $173,733(1)                --                      --

(1)      Salary has been accrued.
(2) Dr. Moradi received 1,000,000 shares of common stock in lieu of $20,000 accrued salary.

OPTION GRANTS

         No options, warrants nor SARS have been granted since our inception.

EMPLOYMENT AGREEMENTS

         Ahmad Moradi, chief executive officer and chairman. We have entered into a written five-year employment agreement with Dr. Moradi, which commenced May 1999. Under the terms and conditions of his employment agreement, Dr. Moradi receives an initial annual base salary of $250,000, annual bonuses of up to 1.5% of net profits. Dr. Moradi is reimbursed for his ordinary and necessary business expenses.

         Our executive officers have accrued salaries for the services they performed in 2000. Dr. Moradi and our other employees have orally agreed to defer their pay until such a time that company has revenues and can retire its obligation either in stock or cash. In addition, they have received stock in lieu of their services.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Between September 1999 and March 2000, we loaned WorldCast Interactive, Inc. an aggregate $45,000. This loan was subsequently repaid in shares of WorldCast Interactive, Inc. common stock. World Cast has subsequently ceased operations and we have written off the entire value of the common stock. Ahmad Moradi, an officer, director and principal shareholder of our company was serving as an officer and director of WorldCast Interactive on the date of the loan and repayment of the loan.

         Since 1999, Dr. Moradi has advanced our company an aggregate of $23,773 for working capital purposes, which amount is outstanding at this time. In addition, William Tessaro loaned our company $17,000 in 1999, which amount was satisfied by the delivery to Mr. Tessaro of shares of Worldcast common stock. Mr. Tessaro served as an officer of our company at the time of the loan.

         We currently occupy our executive offices from g4, Inc.[, A CORPORATION WHOLLY OWNED BY AHMAD MORADI,] on a month to month basis at a cost of $200 per month.

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK

         Our authorized capital stock currently includes 100,000,000 shares of common stock, par value $.0001 per share. The holders of common stock:

         o have equal ratable rights to dividends from funds legally available when and if declared by the board of directors;

         o are entitled to share ratably in all of the assets of the company available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

         o do not have preemptive subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and

         o are entitled to one vote per share on all matters on which stockholders may vote at all meetings of stockholders.

         All shares of common stock now outstanding are fully paid and non-assessable. The holders of shares of common stock do not have cumulative voting rights, which means that the holders of more than 51% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose and in such event, the holders of the remaining shares will not be able to elect any of our directors. Our board of directors is empowered to take all actions necessary to increase the number of shares authorized as necessary, and subject to appropriate financing arrangements, intends to alter our capital stock structure.

PREFERRED STOCK

         We are authorized to issue 50,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely effect the voting power or other rights of the holders of our common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in our control. To date, we have not issued any shares of preferred stock.

OPTIONS AND WARRANTS

         None.

                                     PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         There is no trading market for our shares of common stock. There are currently 7,499,300 shares of our common stock outstanding. 998,000 of our outstanding shares of common stock are free trading. The remaining shares of our common stork are defined as restricted stock under the Securities Act. Of the 7,499,300 shares currently outstanding, 3,720,000 shares are owned by our affiliates, as that term is defined under the Securities Act. Absent registration under the Securities Act, the sale of our remaining outstanding shares is subject to Rule 144. Under Rule 144, if certain conditions are satisfied, a person (including any of our affiliates) who has beneficially owned restricted shares of common stock for at least one year is entitled to sell within any three-month period a number of shares up to the greater of 1% of the total number of outstanding shares of common stock, or if the common stock is quoted on Nasdaq, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of ours for at least three months immediately preceding the sale, and who has beneficially owned the shares of common stock for at least two years, is entitled to sell the shares under Rule 144 without regard to any of the volume limitations described above. As of the date of this offering, none of our shares of common stock are eligible for resale under Rule 144.

         There are currently 33 holders of record of our common stock.

         We have never paid cash dividends on our common stock. We intend to keep future earnings, if any, to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid for the foreseeable future. The future dividend policy will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2. LEGAL PROCEEDINGS.

         None.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         There have been no disagreements with the findings of our accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         Upon our inception we issued 4,546,300 shares of our common stock to nineteen founders and initial officers and directors of our company, all of whom are accredited. These shares were issued at $.0001 and $.001 per share. The issuance of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. Our founders, officers and directors had access to information concerning our company and had the opportunity to ask questions about our company. In addition, the shares issued contain a legend restricting their transferability absent registration or an available exemption.

         Between April 1, 1999 and April 7, 1999, we issued an aggregate of 998,000 shares of our common stock to 10 investors, all of whom were accredited, pursuant to the exemption from registration provided by Rule 504 of Regulation D promulgated under the Act at an offering price of $.01 per share. Solicitations were made by directors and officers of our company. These investors received a disclosure document and financial information concerning our company before they were sold securities. We raised $9,980 from this offering.

         In November 2000, we issued 150,000 shares of our common stock to Atlas Pearlman, P.A. These shares were issued [AS PARTIAL PAYMENT FOR] legal services provided [FROM OUR INCEPTION THROUGH NOVEMBER 2000. THE SERVICES WERE VALUED AT $3,000. THE SHARES WERE VALUED AT $.02 PER SHARE]. The issuance of these shares was exempt from registration under Section 4(2) of the Securities Act. Atlas Pearlman had access to financial and other information regarding our company. The shares the firm received were marked with the appropriate restrictive legend.

         In December 2000, we issued 1,000,000 shares of our common stock to Ahmad Moradi, our chief executive officer, in lieu of $20,000 accrued salary. These shares were valued at $.02 per share. The issuance of these shares was exempt from registration under Section 4(2) of the Securities Act. Dr. Moradi had access to financial and other information regarding our company. The shares he received were marked with the appropriate restrictive legend.

         On April 12, 2001 we issued an aggregate of 430,000 shares of our common stock to four employees of our company. These shares are issued in lieu of accrued salaries. The shares were valued at $.02. The issuance of these shares was exempt from registration under Section 4(2) of the Securities Act. These individuals had access to financial and other information regarding our company. The shares they received are marked with the appropriate restrictive legend.

         On April 12, 2001, we issued 375,000 shares of our common stock to a consultant to our company for consulting services provided. These shares were valued at $.02 per share. The issuance of these shares was exempt from registration under Section 4(2) of the Securities Act. The consultant had access to financial and other information regarding our company. The shares issued were marked with the appropriate restrictive legend.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         We shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Florida, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of our company, or served any other enterprise as director, officer or employee at the request of our company. The board of directors, in its discretion, shall have the power on behalf of our company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of our company. Indemnification of officers or persons controlling our company for liabilities arising under the Securities Act of 1933 has been determined by the Securities and Exchange Commission to be against public policy and unenforceable.

PART F/S

ITEM 1. FINANCIAL STATEMENTS AND EXHIBITS.

(1) The following financial statements are filed as part of this Report:

Audited balance sheet as of December 31, 2000 and related statements of operations, stockholders' deficit and cash flows for the years then ended December 31, 2000 and December 31, 1999.

(2) Exhibits:

3.0      Articles of Incorporation[*]
3.2      Bylaws[*]
10.0     Employment Agreement with Dr. Moradi[*]
21       Subsidiaries of the Registrant[*

*PREVIOUSLY FILED.]

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this [AMENDED] registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Interchange Medical, Inc.



Date: December 18, 2001                By: /s/ Ahmad Moradi

                                           -------------------------------------
                                               Ahmad Moradi, President

                            INTERCHANGE MEDICAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                        APRIL 5, 1999 (INCEPTION) THROUGH
                                DECEMBER 31, 1999
                                       AND
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                TABLE OF CONTENTS


Independent Auditor's Report...........................................................1

Financial Statements:

      Balance Sheets as of December 31, 1999 and 2000 and
          unaudited as of August 31, 2001..............................................2

      Statements of Operations for the year ended December 31, 2000 and the period from April 5, 1999 (inception) through December 31, 1999 and unaudited for the eight months ended August 31, 2001 and for the period from April 5, 1999 (inception) through August 31, 2001........................3

      Statements of Changes in Stockholders' Deficit for the year ended December
         31, 2000 And the period from April 5, 1999 (inception) through December
         31, 1999 and unaudited for the eight months ended August 31,
         2001..........................................................................4

      Statements of Cash Flows for the year ended December 31, 2000 and the period From April 5, 1999 (inception) through December 31, 1999 and unaudited for the eight months ended August 31, 2001 and for the period from April 5, 1999 (inception) through August 31, 2001........................5

Notes to Financial Statements........................................................6-9



                       DASZKAL BOLTON MANELA DEVLIN & CO.
                          CERTIFIED PUBLIC ACCOUNTANTS
                   A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

       2401 N.W. BOCA RATON BOULEVARD, SUITE 100 BOCA RATON, FLORIDA 33431
                   TELEPHONE (561) 367-1040 FAX (561) 750-3236

JEFFREY A. BOLTON, CPA, P.A.                    MEMBER OF THE AMERICAN INSTITUTE
MICHAEL I. DASZKAL, CPA, P.A.                    OF CERTIFIED PUBLIC ACCOUNTANTS
ROBERT A. MANELA, CPA, P.A.
TIMOTHY R. DEVLIN. CPA, P.A.
MICHAEL S. KRIDEL, CPA, P.A.

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Interchange Medical, Inc.

We have audited the accompanying balance sheets of Interchange Medical, Inc. (a development stage company), as of December 31, 2000 and 1999, and the related statements of operations, changes in stockholders' deficit and cash flows for the year ended December 31, 2000 and for the period from April 5, 1999 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interchange Medical, Inc., as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the year ended December 31, 2000 and the period from April 5, 1999 (inception) through December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. However, the Company has minimal capital resources presently available to meet obligations, which can normally be expected to be incurred by similar companies, and with which to carry out its planned activities. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are discussed in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          /S/ DASZKAL BOLTON MANELA DEVLIN & CO.

Boca Raton, Florida
September 7, 2001

INTERCHANGE MEDICAL, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS




                                                                                                                  (Unaudited)
                                                                            December 31,       December 31,        August 31,
                                                                               1999                2000                2001
                                                                            -----------         -----------         -----------
                       ASSETS
Current assets:
    Cash                                                                    $     3,484         $    10,123         $     6,256
    Prepaid consulting fees                                                          --               5,000                  --
                                                                            -----------         -----------         -----------
       Total current assets                                                       3,484              15,123               6,256
                                                                            -----------         -----------         -----------

Other assets:
    Due from related parties                                                     16,090                  --                  --
                                                                            -----------         -----------         -----------
       Total other assets                                                        16,090                  --                  --
                                                                            -----------         -----------         -----------

       Total assets                                                         $    19,574         $    15,123         $     6,256
                                                                            ===========         ===========         ===========

       LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
    Accrued salaries                                                        $   173,733         $   605,777         $   957,505
    Accrued expenses                                                                 --               9,001              10,054
    Due to related parties                                                           --              20,473              23,773
                                                                            -----------         -----------         -----------
       Total current liabilities                                                173,733             635,251             991,332
                                                                            -----------         -----------         -----------

Stockholders' deficit:
    Preferred stock, $0.0001 par value,
      50,000,000 shares authorized, -0- shares
      issued and outstanding                                                         --                  --                  --
    Common stock, $0.0001 par value; 100,000,000
      shares authorized, issued and outstanding, 5,544,300 shares at
      December 31, 1999, 6,694,300 shares at December 31, 2000
      and 7,499,300 shares at August 31, 2001                                       554                 669                 750
    Additional paid-in capital                                                   28,581              51,466              67,485
    Stock subscription receivable                                                (2,000)                 --                  --
    Deficit accumulated during the development stage                           (181,294)           (672,263)         (1,053,311)
                                                                            -----------         -----------         -----------
       Total stockholders' deficit                                             (154,159)           (620,128)           (985,076)
                                                                            -----------         -----------         -----------

       Total liabilities and stockholders' deficit                          $    19,574         $    15,123         $     6,256
                                                                            ===========         ===========         ===========







                 See accompanying notes to financial statements.

INTERCHANGE MEDICAL, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS




                                                                                                                   (Unaudited)
                                                       April 5, 1999                           (Unaudited)        April 5, 1999
                                                        (Inception)                            Eight Months        (Inception)
                                                          Through           Year Ended            Ended              Through
                                                        December 31,        December 31,        August 31,          August 31,
                                                            1999               2000                2001                2001
                                                        -----------         -----------         -----------         -----------
Revenues                                                $        --         $        --         $        --         $        --
                                                        -----------         -----------         -----------         -----------

Operating expenses:
    Selling, general and administrative expenses            181,294             462,969             381,048           1,025,311
                                                        -----------         -----------         -----------         -----------

Loss before other income (expenses)                        (181,294)           (462,969)           (381,048)         (1,025,311)
                                                        -----------         -----------         -----------         -----------

Other income (expenses):
    Impairment of investment                                     --             (28,000)                 --             (28,000)

Net loss                                                $  (181,294)        $  (490,969)        $  (381,048)        $(1,053,311)
                                                        ===========         ===========         ===========         ===========

Net loss per share, basic and diluted                   $     (0.03)        $     (0.09)        $     (0.05)
                                                        ===========         ===========         ===========

Average weighted number of
  shares outstanding, basic and diluted                   5,265,652           5,547,451           7,144,835
                                                        ===========         ===========         ===========








                 See accompanying notes to financial statements.

INTERCHANGE MEDICAL, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT




                                Preferred Stock        Common Stock         Additional
                        ------------------------  ------------------------   Paid-In    Subscription  Accumulated
                           Shares       Amount       Shares       Amount     Capital     Receivable      Deficit       Total
                        -----------  -----------  -----------  -----------  ----------- ------------  ------------   -----------
Balance, April 5, 1999
 (Inception)                     --  $        --           --  $        --  $        --  $        --   $        --   $        --

Issuance of founders'
 shares                          --           --    4,546,300          454       18,701       (2,000)           --        17,155

Issuance of common
 stock for cash                  --           --      998,000          100        9,880           --            --         9,980

Net loss -
 December 31, 1999               --           --           --           --           --           --      (181,294)     (181,294)
                        -----------  -----------  -----------  -----------  -----------  -----------   -----------   -----------

Balance, December
 31, 1999                        --           --    5,544,300          554       28,581       (2,000)     (181,294)     (154,159)

Issuance of common
 stock for services              --           --    1,150,000          115       22,885           --            --        23,000

Cash received                                                                                  2,000                       2,000

Net loss -
 December 31, 2000               --           --           --           --           --           --      (490,969)     (490,969)
                        -----------  -----------  -----------  -----------  -----------  -----------   -----------   -----------

Balance, December
 31, 2000                        --           --    6,694,300          669       51,466           --      (672,263)     (620,128)

UNAUDITED:

Issuance of common
 stock for services              --           --      805,000           81       16,019           --            --        16,100

Net loss -
 August 31, 2001
 (unaudited)                     --           --           --           --           --           --      (381,048)     (381,048)
                        -----------  -----------  -----------  -----------  -----------  -----------   -----------   -----------
Balance, August
 31, 2001 (unaudited)            --  $        --    7,499,300          750  $    67,485  $        --   $(1,053,311)  $  (985,076)
                        ===========  ===========  ===========  ===========  ===========  ===========   ===========   ===========






                 See accompanying notes to financial statements.

INTERCHANGE MEDICAL, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS




                                                                                                                      (Unaudited)
                                                                    April 5, 1999                    (Unaudited)     April 5, 1999
                                                                      (Inception)                    Eight months     (Inception)
                                                                        through       Year ended         ended          through
                                                                      December 31,    December 31,     August 31,      August 31,
                                                                         1999             2000           2001             2001
                                                                      -----------     -----------     -----------     -----------
Cash flows from operating activities:
    Net loss                                                          $  (181,294)    $  (490,969)    $  (381,048)    $(1,053,311)
    Adjustments to reconcile net loss to net
      cash used by operating activities:
       Common stock issued for services                                        --          23,000          16,100          39,100
       Impairment of investment                                                --          28,000              --              --
    Changes in assets and liabilities, net effect of acquisitions:
       (Increase) decrease in prepaid consulting fees                          --          (5,000)          5,000              --
       Increase in accrued salaries and expenses                          173,733         441,045         352,781         967,559
                                                                      -----------     -----------     -----------     -----------
Net cash provided by (used in) operating activities                        (7,561)         (3,924)         (7,167)        (46,652)
                                                                      -----------     -----------     -----------     -----------
Cash flows from financing activities:
    Proceeds from related party loans                                      23,809          58,664           3,300          85,773
    Payments to related party loans                                       (39,899)        (22,101)             --         (62,000)
    Conversion of related party receivable to investment                       --         (45,000)             --         (45,000)
    Conversion of related party debt to investment                             --          17,000              --          17,000
    Stock subscription receivable                                          (2,000)          2,000              --              --
    Proceeds from sale of common stock                                     29,135              --              --          29,135
                                                                      -----------     -----------     -----------     -----------
Net cash provided by financing activities                                  11,045          10,563           3,300          24,908
                                                                      -----------     -----------     -----------     -----------
Net increase (decrease) in cash                                             3,484           6,639          (3,867)        (21,744)
                                                                      -----------     -----------     -----------     -----------
Cash at beginning of period                                                    --           3,484          10,123              --
                                                                      -----------     -----------     -----------     -----------

Cash at end of period                                                 $     3,484     $    10,123     $     6,256     $   (21,744)
                                                                      ===========     ===========     ===========     ===========

SUPPLEMENTAL CASH FLOW INFORMATION:

Non-cash investing and financing activities:

    Common stock issued for services                                  $        --     $    23,000     $    16,100     $    39,100
                                                                      ===========     ===========     ===========     ===========
    Conversion of related party receivable to investment              $        --     $    45,000     $        --     $    45,000
                                                                      ===========     ===========     ===========     ===========
    Conversion of related party debt to investment                    $        --     $    17,000     $        --     $    17,000
                                                                      ===========     ===========     ===========     ===========






                 See accompanying notes to financial statements.

INTERCHANGE MEDICAL, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND DEVELOPMENT STAGE RISK

Interchange Medical, Inc. (the "Company"), is a development stage Florida Corporation organized in April of 1999. The Company is engaged in developing distribution technology for On Line Digital Rx Prescriptions and delivering the ordered items via personal delivery services.

The Company has not generated any revenues to date. The Company has been devoting its efforts to activities such as establishing sources of information, and developing markets for its planned operations. As the Company has not yet generated any revenues, it is considered a development stage company.

Since its inception, the Company has been dependent upon the receipt of capital investment or other financing to fund its continuing activities. In addition to the normal risks associated with a new business venture, there can be no assurance that the Company's product development will be successfully completed or that it will be a commercial success. Further, the Company is dependent upon certain related parties to provide continued funding and capital resources.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with original maturities of three months to be cash equivalents. The Company has no cash equivalents at December 31, 2000.

REVENUE RECOGNITION

The Company recognizes revenue when services are rendered.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

STOCK COMPENSATION

The Company has adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." SFAS 123 encourages the use of a fair-value-based method of accounting for stock-based awards under which the fair value of stock options is determined on the date of grant and expensed over the vesting period. Under SFAS 123, companies may, however, measure compensation costs for those plans using the method prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees." Companies that apply APB No. 25 are required to include pro forma disclosures of net earnings and earnings per share as if the fair-value-based method of accounting had been applied. The Company elected to account for such plans under the provisions of APB No. 25.

BASIC LOSS PER SHARE

Basic loss per common share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the year.

DILUTED LOSS PER SHARE

Fully diluted loss per common share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the year.

NOTE 3 - RELATED PARTY TRANSACTIONS

The following summarizes the Company's outstanding payables to related parties:


                                                                                          (Unaudited)
                                                     December 31,      December 31,        August 31,
                                                         1999              2000              2001
                                                     ------------      ------------        ----------
Balance at beginning of period                         $     --          $ 16,090           $(20,473)
Payments (advances) during the period                    16,090           (36,563)            (3,300)
                                                       --------          --------           --------
Balance receivable (payable) at end of period          $ 16,090          $(20,473)          $(23,773)
                                                       ========          ========           ========



In September 2000, the Company exchanged $45,000 that was due from a related party, Worldcast Interactive, Inc. (WRCI), for 180,000 shares of WRCI's common stock. The value of the transaction per share was $0.25. The Company retired $17,000 that was due to a related party with 68,000 shares of its investment in WRCI, leaving the Company with 112,000 shares of WRCI. Subsequently, the value of the stock declined to $0.06 per share as of December 31, 2000. Since the Company's management deemed the decline of the stock to be other than temporary, the value of the investment was considered to be impaired and was written down in its entirety as of December 31, 2000, the loss of $28,000 was reflected in the statement of operations for the year ended December 31, 2000. Subsequently, WRCI went out of business and its operations ceased.

NOTE 4 - COMMITMENTS UNDER EMPLOYMENT AGREEMENTS

The Company has entered into employment agreements with four employees. Under two of the four agreements, in the event employment is terminated (other than voluntarily by the employee or by the Company for cause or upon the death of the employee), the Company is committed to pay certain benefits. These are:

         1) the greater of (I) three years' base salary, or (II) the base salary due to Employee for the remaining term of this Agreement, in either case at the greater of the rate in effect at the date of the change in control of Company or at the date of termination; plus

         2) an amount equal to a multiple of two (2) times the largest total of the bonuses previously paid in any one year by the Company to the Employee.

NOTE 5 - LEASES

The Company leases its administrative offices on a month-to-month basis from a company owned by certain common stockholders. Total rent paid to the related party was $2,400 and $0 for the periods ended December 31, 2000 and 1999, respectively.

NOTE 6 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash, prepaid expenses, accrued expenses, receivables from and payables to related parties approximate fair value because of their short maturities.

NOTE 7 - STOCKHOLDERS EQUITY

During the year ended December 31, 1999, the Company issued its common stock for cash as follows:

The Company issued 4,546,300 shares of its common stock to nineteen individuals, as founders' shares at between $0.001 and $0.0001 per share of common stock. The Company received cash in the amount of $17,155 and a commitment of $2,000.

The Company completed a Private Placement Offering of up to 1,000,000 shares of common stock pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended. The Company issued a total of 998,000 shares or common stock at $0.01 per share for a total of $9,980.

During the year ended December 31, 2000, the Company issued its common stock in exchange for services as follows:

The Company issued 150,000 shares of its common stock to its outside legal counsel and granted 1,000,000 shares of its common stock to one of the Company's Chief Executive Officer as partial payment of accrued salaries. These shares were issued in lieu of payment for services provided to the Company, and were issued at a price of $0.02 per share, totaling $23,000.

UNAUDITED:

During the period ended August 31, 2001, the Company issued its common stock in exchange for services as follows:

The Company issued 430,000 shares of its common stock to four key employees as consideration for a portion of their accrued salaries and 375,000 shares of its common stock to a consultant as payment for services. These shares were issued at $0.02 per share. The Company recorded compensation expense of $16,100.

NOTE 8 - INCOME TAXES

Income tax (benefit) consists of the following:

                                                         (Unaudited)
                          December 31,   December 31,     August 31,
                             1999           2000            2001
                          ------------   ------------     ----------

Current                    $   --          $   --          $   --
Deferred                       --              --              --
                           ------          ------          ------
                           $   --          $   --          $   --
                           ======          ======          ======

Under FAS No. 109, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred tax assets as of December 31, 1999 and 2000 are as follows:




                                                                                                  (Unaudited)
                                                          December 31,        December 31,         August 31,
                                                              1999               2000                2001
                                                          ------------        ------------         ----------
Deferred tax assets:
     Net operating losses                                  $  36,259           $ 134,453           $ 210,663
                                                           ---------           ---------           ---------
Total deferred tax assets                                     36,259             134,453             210,663
                                                           ---------           ---------           ---------

Deferred tax liabilities:
     Stock issued for services                                    --              (4,600)             (3,220)
                                                           ---------           ---------           ---------
Total deferred tax liabilities                                    --              (4,600)             (3,220)
                                                           ---------           ---------           ---------

Net deferred tax asset before valuation allowance            (36,259)           (129,853)           (207,443)
Valuation allowance                                           36,259             129,853             207,443
                                                           ---------           ---------           ---------
Net deferred tax assets                                    $      --           $      --           $      --
                                                           =========           =========           =========


At August 31, 2001 (unaudited) the Company had an unused net operating loss carry forward of $1,053,311 available for use on its future corporate federal and state income tax returns, expiring in 2019 through 2021. A full valuation allowance has been recorded, as realization is uncertain.

The net operating loss carryover is summarized below:

Year Loss Originated                             Year Expiring        Amount
--------------------                             -------------        ------

December 31, 1999                                     2019             181,294
December 31, 2000                                     2020             490,969
December 31, 2001 (unaudited)                         2021             381,048
                                                                    ----------
         Total available net operating loss                         $1,053,311
                                                                    ==========



NOTE 9 - GOING CONCERN

The Company has minimal capital available to meet future obligations and to carry out its planned operations. The Company is dependent upon its shareholders for its financial support. These factors raise substantial doubt about the Company's ability to continue as a going concern.

In order to begin any significant operations, the Company will have to pursue other sources of capital, such as raising equity and a merger with an operating company. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.